Exhibit 99.1

Vision Marine Technologies, Inc. to Showcase E-Motion™ the First Fully Electric 180hp Outboard Motor at IBEX 2021

Montreal, Canada, September 20, 2021 – Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision Marine” or the “Company”), the global leader in the electric recreational boating industry serving both Original Equipment Manufacturers (“OEMs”) and consumers, today announced it will showcase its E-Motion™ electric outboard motor at IBEX 2021, taking place September 28 to September 30 in Tampa, Florida.

The International Boatbuilders’ Exhibition and Conference (IBEX) is North America’s largest technical trade event and platform for professionals in the leisure marine equipment industry. IBEX is owned and produced by the National Marine Manufacturers Association (NMMA) and RAI Amsterdam.

“We are pleased to announce an industry first where our E-Motion™ outboard motor will be implemented into third-party power boats and pontoons at this year’s IBEX. Over the course of the three day event at IBEX, global OEM leaders of the marine industry will have a chance to sea trial our impressive product,” said Alexandre Mongeon, CEO of Vision Marine Technologies.

Key Features of Vision Marine’s Proprietary E-Motion™ Technology:

•	Breathtaking power and efficiency.
•	Invigorating and intuitive user experience.
•	Exceptionally fast charging capabilities.
•	Noiseless engine with minimal vibration.
•	Sustainable solution with zero emission.
•	E-Motion™ delivers an exhilarating experience due to its decadent torque to horsepower ratio.
•	100% reduction in fuel, and 90% reduction in maintenance cost versus traditional ICE powered boats.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2020, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

Dave Gentry

RedChip Companies Inc.

800-RED-CHIP (733-2447) or 407-491-4498

dave@redchip.com